Mail Stop 4720   June 26, 2009

Mr. Joe Crisafi
Chief Financial Officer
Comprehensive Care Corporation
3405 W. Martin Luther King, Jr. Blvd., Suite 101
Tampa, Florida 33607

Re: Comprehensive Care Corporation
        Preliminary information statement filed January 27, 2009
        Form 8-K filed January 23, 2009
        Supplemental response dated April 24, 2009
        File No. 001-09927

Dear Mr. Crisafi:

We have completed our review of your preliminary information statement and related
filings and have no further comments at this time.

                                Sincerely,

                                Jeffrey Riedler
                                Assistant Director